Filed by OceanTech Acquisitions I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OceanTech Acquisitions I Corp.

Commission File No. 001-40450

Date: November 9, 2023

Investor Presentation November 2023

Disclaimer These materials are not an offer to sell, and are not seeking an offer to buy, any securities of Regentis Biomaterials Ltd. (“Regentis” or the “Company”). This presentation shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation does not constitute or form a part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of the Company or any member of its group nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of the Company or any member of its group or with any other contract or commitment whatsoever. This presentation does not constitute an offering memorandum in whole or in part. The presentation has been prepared by the Company and the Company is solely responsible for its contents. Maxim has not conducted any investigation with respect to such information, and each of Maxim and the Company expressly disclaim any and all liability for representations, expressed or implied, contained in, or for omissions from, this presentation or any other written or oral communication transmitted to any interested party in the course of its evaluation of the Company. This presentation and the information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of the Company. This presentation is intended for the recipient hereof only and is for information purposes only.

Forward-Looking Statements This presentation contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about: the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results; the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates; our ability to obtain and maintain regulatory approval of our future product candidates; our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance; the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks; difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians; and our ability to restructure our operations to comply with future changes in government regulation. Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this presentation may turn out to be inaccurate. The forward-looking statements included in this presentation speak only as of the date of this presentation. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Overview of OceanTech Acquisitions I Corp.

Regentis Biomaterials

OTEC's team has significant public company experience to support Regentis' growth plans

- Decades of combined investing & operating experience
- Growth oriented investors & operators
- Robust M&A and capital markets experience
- Long-term track record of value creation across sectors
- Life sciences experience



Suren Ajjarapu[1]
Chairman & CEO

- 25+ years of experience in growing novel technology-based companies
- Chairman & CEO of TRxADE Health, Inc. (Nasdaq:MEDS)
- Executive Chairman of the Board of Kano Energy, Inc
- Chairman of the Board of Kernel Group Holdings, Inc. (Nasdaq:KRNL)
- Director of Ocean Biomedical Inc. (Nasdaq:OCEA)
- Former Founder, CEO and Chairman of Sansur Renewable Energy, Inc.
- Former Founder, President and Director of Aemetis, Inc. (NASDAQ:AMTX)
- Former Co-Founder, COO, and Director of Global Information Technology, Inc.



Frank Knuettel II[1]
Chief Financial Officer

- 25+ years of management experience in private & public companies
- Former CEO & Director of Unrivaled Brands (OTCQX:UNRV)
- Former Director of Capital and Advisory at Viridian Capital Advisors
- Former Chief Financial Officer of Aqua Metals, Inc. (NASDAQ:AQMS)
- Former Chief Financial Officer of Marathon Patent Group, Inc. (NASDAQ:MARA)
- Director at 180 Life Sciences (NASDAQ: ATNF)
- Numerous board positions, at both public and private companies, ECOM Medical, Murphy Canyon Acquisition Corp. (Nasdaq:MURF), and Relativity Acquisition Corp. (Nasdaq:RACY)

(1) Please review Registration Statement which has been filed with the SEC for full bios

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Corporate Highlights Regentis Biomaterials is a regenerative medicine, clinical stage development company headquartered in Israel Large Market / Unmet Need • Current treatments for cartilage repair in the knee are unsatisfactory • Estimated US market of at least 400,000 procedures annually • No effective off-the-shelf treatment for focal articular cartilage defects Late-Stage Lead Candidate (GelrinC) • Off-the-shelf acellular hydrogel for repair of cartilage injuries in the knee delivery through a cost-effective and simple, quick surgery • Approved in Europe (CE Mark) – Currently seeking commercial partner • FDA pivotal study (PMA) enrolling patients following successful pilot study (Phase II) in the EU, running successfully. Platform Technology • Product expansion opportunities: • Other cartilage injuries related to the ankle, wrist, and elbow • Moderate osteoarthritis Value Driving Development & Commercial milestones • Completion of pivotal trial • Submission for PMA approval • Commercial launch in EU with strategic partner • 46 worldwide patents with 8 pending patent applications IP • Directed to composition, surgical and manufacturing features 5

Addressable Market ~ 400,000 procedures annually (US) 980,000 arthroscopic knee procedures performed annually 60% (600,000) have cartilage damage 67% (400,000) are focal lesions Minimum Addressable market estimated at ~ 400,000 procedures annually (US) Sources : Health Advances LLC MACI market assessment report (2018), Vericel data, LexisNexis, Medtech Insight, NY SASD, SmartTRAK, LSI, PSPS, McCormick, Frank et al. Arthroscopy, (2014) 30(2): 222-6, Montgomery, et al. Knee Surg Sports Traumatol Arthrosc (2014) 22: 2070. https://www.health.harvard.edu/blog/knee-arthroscopy-should-this-common-knee-surgery-be-performed-less-often-2020042019507 https://www.biospace.com/article/arthroscopy-market-size-to-reach-usd-7-66-billion-in-2028-reports- and-data/ https://www.grandviewresearch.com/industry-analysis/arthroscopy-market 6

GelrinC© vs Competition in Cartilage Repair

Regentis Biomaterials

	Cell-based Products (Maci of Vericel)	Pre-formed Bi-phasic plugs (AgiliC of Cartiheal)	Resorbable Hydrogel
	maci		GelrinC
Types of Lesions	Limited	Limited	All Types
Procedures Required	Two surgeries : Biopsy + reimplantation	Single Requires removal of healthy Bone tissue	Single
Accessibility	8-12 weeks	Requires drilling	Off-the-shelf, immediate
Surgery Time	2x (1-3 hours)	45 min	10 min
Long Term Clinical Data	+	+ -	+ +
Cost	$40,000	Unknown	<$10,000
Market Availability	US only	FDA approved (2022) and CE marked	CE marked (EU) / Pivotal trial (US)
Market Cap / Sales	**$1.57B / ~$132M(1)**	**$315M / NA(2)**	**NA**

(1) Maket cap of May 8th 2023. Maci revenues for 2022 (https://investors.vcel.com/news-releases/news-release-details/vericel-reports-second-quarter-2022-financial-results)
(2) Cartiheal enterprise value is as reported in July 2022 (https://www.massdevice.com/bioventus-completes-315m-cartiheal-acquisition). No sales yet.

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GelrinC©: A Novel Treatment for Cartilage Repair GelrinC© is a cell-free, off-the-shelf hydrogel implant for the treatment of painful injuries to focal articular knee cartilage. This cost-effective treatment offers orthopedic surgeons a simple to perform procedure while providing patients with sustained pain relief and function improvement. Technology owned and/or licensed by the company. Benefits for surgeons • Off the shelf solution • Simple to perform • Less complications • Reliable Benefits for patients • Faster recovery • Less pain • Longer relief • Less complications 8

GelrinCProcedure and Mode of Action 1. Stelar delivery device membrane covers cartilage lesion. Using a syringe GelrinC is introduced into the lesion. 2. Upon filing of the lesion, UV beam cures GelrinC into a soft rubbery implant. 3. As GelrinC implant recedes and resorbs, the cartilage lesion rim creates aggregates and new cartilage tissue fills up the void created by the retreating implant. 4. At the end of 6-9 months, GelrinC implant is resorbed, and new cartilage covers the treated lesion resulting in a functioning knee.

Clinical Experience Overview 10Clinical Pilot (Phase II) • Single arm • 55 subjects MFx Control Data • Phase III EU study using identical protocol Phase III (Pivotal) GelrinC • 80/120 patients -vs- Historical MFx Control • 60 patients • Allows data from Pilot to be statistically compared to Pivotal control data to predict probability of success • 100% power with 80 patients @ 2 years follow-up MFx – Microfracture - the current “gold” standard procedure used to repair damaged knee cartilage 10

GelrinCProcedure 11

“The GelrinC procedure. Following standard microfracture , the stellar accessory is inserted through a small incision into the joint. After deployment, pressure is applied to seal the lesion. GelrinC is applied to completely fill the lesion. The acquiesce nature of GelrinC enables complete filling of all lesion geometries. Next, the external light source is activated. The hydrogel is cured for 90 seconds into a soft elastomeric implant. The GelrinC implant conforms to fit tightly with the surrounding tissue and underlying bone with no gaps. To complete the procedure, the joint is cycled several times. The GelrinC implant is visually inspected to verify that it remains in place. Finally, the joint capsule is closed using standard surgical techniques. GelrinC synchronized with nature.” “ The GelrinC Procedure”

What makes GelrinC unique? 12

Jason M. Scopp, M.D. is a paid advisor of Regentis

“ What Makes GelrinC unique ?” Jason M. Scopp , M.D. Director, Joint preservation Center Peninsula Orthopedic Associates, P.A . “ GelrinC is unique in 3 different ways. The first is its liquid form, being liquid and then transitioning to a hydrogel allows it to form perfectly and match the anatomy of the articular cartilage defect. Secondly, GelrinC is an off the shelf product, that means it’s available to the surgeon without elaborate pre - planning and only requires one surgical procedure. Thirdly, GelrinC works by a unique mode of action, by being non - porous, it allows those important stem cells to stay in position and do their job making articular cartilage .”

How is GelrinC working for your patients? 13

Jason M. Scopp, M.D. is a paid advisor of Regentis

“ How is GelrinC working for your patients ?” Jason M. Scopp , M.D. Director, Joint preservation Center Peninsula Orthopedic Associates, P.A . “I’ve been very pleased with the clinical outcomes of GelrinC with my patients. It reminds me of my first patient that I performed the procedure on. She was a runner, she had activity limiting pain, and during my workup she was found to have an articular cartilage defect. At that time, we offered her enrollment into the sage study and she qualified. When she hit a year, and we cleared her for running, she was amazed at how her knee felt. She used to have to run on a treadmill only or walk briskly, but she’s now back running on the street, she’s back participating in 10 - k’s and she’s training for a half marathon.”

EU Pilot (Phase II) Clinical Results

Regentis Biomaterials

KOOS Pain
Measurement – 4 Year Efficiency

EU Clinical Pilot (Phase II) Results - Data demonstrated statistically significant improvement over microfracture

- Safe - Low incidence of Adverse Events (equivalent to microfracture alone)
- Effective - 100% improvement of Overall KOOS score change over microfracture

Note: *- Similar protocols and evaluation methodology allows comparison of GelrinC data to licensed microfracture data.*

Improvement in KOOS Score over Pre-Op



EU Pilot Study Data
GelrinC
Microfracture
100% better than Microfracture @2yrs
Improvement in KOOS score
Pre-Op
Time (months)

* Data from licensed control

MRI Scores

MOCART (Magnetic resonance Observation of Cartilage Repair Tissue) is a recognized nine-part assessment of cartilage repair based on MRI images

* Statistically significant improvement in MOCART continues

Healthy Cartilage

Empty Defect



GelrinC MRI Quantitive Score
P<0.05
Healthy Cartilage
Empty Defect
MOCART
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
Pre-Op
Time (months)

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Conclusion from EU Clinical Pilot/Phase II Simple and Quick Procedure Quick Patient Recovery Outstanding Long-Term Efficacy Outcomes • 10 min implantation procedure • Suitable for a wide range of lesions • Recovery in as fast as 2 weeks(1) • Superior clinical outcome compared to microfracture • Clinical improvement maintained through 4 years (1)Based on EU pilot study where the recovery of the patient took approximately two weeks of non-weight bearing activity, and led to a full recovery within three to six months. 15

GelrinCPivotal Trial Design • FDA allowed the company the use of microfracture data, owned by the company, as historical control rendering the trial more efficient and less costly • GelrinC efficacy is compared to historical microfracture (the current “gold” standard) procedure • Pivotal study requires 80 patients with two-year follow-up for PMA submission for approval • Primary endpoints are KOOS pain scores and Function in Daily Living (ADL) scores at 24 months, with Secondary endpoints being, overall KOOS scores and MRI based MOCART scores at 24 months • Regentis has treated 47 patients of the 80 patients required, including their 24-month follow-up, needing 33 more for submission. Additional 40 patients will be treated after submission • The patient profile of the pivotal trial’s first 47 patients is highly matched with the control patients’ profile – measured by third-party biostatistics firm, which led them to declare a high likelihood of success in the outcome for the current pivotal trial 16

GelrinC Pivotal Trial Design Advantages

Regentis Biomaterials

Precedent setting study design: GelrinC compared to historical microfracture data

- Advantages include
  - Fewer study patients + easier enrollment
  - Microfracture results already known ⇒ No control arm variability
- Same protocol as in pilot so results are expected to be similar
- Microfracture data and study design reviewed and accepted by FDA
- Multiple sites in US and EU
- FDA approved IDE

The FDA granted us an investigational device exemption (IDE), for our pivotal trial, permitting PMA submission with two-year follow-up data of 80 patients, with an additional 40 patients to be treated thereafter. To-date, we have treated 47 patients out of the 80 initial patients





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Expected Value Drivers and Milestones 18Estimated to complete clinical pivotal trial and file PMA within 2.5 years Estimated to start marketing with potential European partner within one year 18

Comprehensive Intellectual Property 1946 • Issued patents 11 • U.S. patents 34 • Foreign patents 8 • Pending patent applications 28 • Foreign patents being nationally validated in certain European extension/validation states (1)Data compiled from S-4/A filed on 9/13/2023 19

Experienced Management Team Ehud Geller, PhD, MBA Executive Chairman ▪ Former President & CEO of Interpharm Laboratories and EVP of Teva Group ▪ Former head of the Israeli Pharmaceutical Manufacturers Association and board member of the Tel Aviv Stock Exchange ▪ National Industry award for contribution to biotech industry and management leadership, Samuel Johnson Medal – Columbia ▪ Columbia University, Drexel Institute – Chemical Engineering (bio-chemical technology), MBA, PhD Eli Hazum, PhD, MBA Acting CEO ▪ Head of Department of Receptor Research and Metabolic Diseases in Glaxo Inc ▪ Leadership roles within Medica portfolio companies; interim CEO for Collgard Biopharmaceuticals and Ester Neurosciences, responsible for executing Ester’s acquisition by Amarin Pharmaceutical ▪ Acting CTO of PainReform (PRFX) Ltd., advanced the company from R&D to commencing phase III clinical trials and co-leading with Dr. Ehud Geller, the IPO of the company in 2020 ▪ Ph.D. from the Weizmann Institute of Science in the field of hormone biochemistry, and has an executive MBA from Humberside University in the UK Arie Gordashnikov, CPA CFO ▪ Since 2018, at Shimony CPAs, as Head of IPO & M&A department. ▪ Over 13 years experience in accounting, auditing and finance of Hi-Tech and biotechnology companies. ▪ Audit manager at Ernst & Young Israel. ▪ Holds an MBA from Tel Aviv University in financial management, a BA in Accounting and Economics from Hebrew University of Jerusalem, and is a certified CPA in Israel Noam Band, MBA COO ▪ Chairman and CEO of Algomizer (TASE:ALMO) – 7 years ▪ Chairman of Viewbix (OTCMKTS :VBIX), ▪ Former CEO of Timest, Mobillion, and Dotomi (acquired by Valueclick for 295MM) ▪ Vicechair for the non-profit Global Entrepreneurship Network (Israeli chapter) Successful track record of drug development and life sciences operating expertise 20

Board of Directors(1) Ehud Geller, PhD, MBA Executive Chairman • Former President & CEO of Interpharm Laboratories and EVP of Teva Group • Former head of the Israeli Pharmaceutical Manufacturers Association and board member of the Tel Aviv Stock Exchange • National Industry award for contribution to biotech industry and management leadership, Samuel Johnson Medal – Columbia • Columbia University, Drexel Institute – Chemical Engineering (bio-chemical technology), MBA, PhD Jeff Dykan, CPA Director • Served on Board of Directors since 2005, appointed by shareholder SCP Vitalife • Chairman of ReWalk Robotics • Director of Vitalife Partners Management LP since 2002 • Chairman and Chief Executive Officer of BitBand Inc. from 2001 to 2002 • Member of the American Institute of Certified Public Accountants from 1982 through 2021 • B.Sc. in accounting and management and an M.B.A. in computer applications, New York University Keith Valentine Director (1) • Served on Board of Directors since 2015 • President, Chief Executive Officer and as a director of SeaSpine 2015-2023 • President and Chief Operating Officer of NuVasive, Inc., from 2007 to 2015 and as President from 2004 to 2007 • Vice President of Marketing at ORATEC Interventions, Inc. • B.B.A. in Management and Biomedical Sciences from Western Michigan University Pini Ben-Elazar Director Nominee(1)(2) • CEO of Mor Research Applications, Tech Transfer Office of Clalit Health Services in Israel since 2003 • Director of Ceretrieve, Enox, DreamMed Diabetes, Data2Life, NGS, APX ophthalmology, Zebra Medical Vision, and Galil Ofek • MBA from Johnson& Wales University and B.Sc in Hospitality Management, Johnson & Wales University Susan Alpert, PhD, MD Director Nominee (1)(2) • Principle of SFADC LLC (aka SFA Regulatory, LLC) since2019 • Corporate Senior Vice President for Global Regulatory at Medtronic, Inc. • Director of the Office of Device Evaluation from 1993-1999 • Undergraduate degree at Barnard College, Columbia University in New York City, master’s degree and Ph.D. in Biomedical Sciences from New York University and medical degree from the University of Miami (Florida) Surendra Ajjarapu Director of OTEC • Mr. Ajjarapu has served Trxade Health, Inc. (NASDAQ:MEDS) as Chairman of the Board, Chief Executive Officer and Secretary since 2014 • Currently serving as a director and as Chief Executive Officer and Chairman of Semper Paratus Acquisition Corporation • Director of Ocean Biomedical Inc. (NASDAQ: OCEA) • Mr. Ajjarapu holds an MS in Environmental engineering from South Dakota State University, Brookings, South Dakota, and an MBA from the University of South Florida, specializing in International Finance and Management. Mr. Ajjarapu is also a graduate of the Venture Capital and Private Equity program at Harvard University. (1) Please review Registration Statement which has been filed with the SEC for full bios (2) Indicates an Independent Director and a member of Audit Committee and Compensation Committee Successful track record of drug development and life sciences operating expertise 21

Summary Transaction Overview Overview • The combined company will be known as Regentis Biomaterials Corp. • Will operate under the same management team as Regentis Biomaterials LTD • Anticipated closing in Q4 2023 Ownership Financing Transaction Rationale Use of Proceeds • The transaction contemplates an equity value of $96 million for Regentis Biomaterials LTD • As part of the transaction, all shares owned by Regentis’ existing equity holders will be converted into Class A common stock • There is expected to be a minimum of $6 million in cash on the balance sheet at closing that may be sourced from a combination of the cash held in trust, net of redemptions, cash on the balance sheet, and through additional financing sources • Provides Regentis Biomaterials LTD with access to the capital markets, allowing it to accelerate the development and advancement of its lead-product candidate • Multiple near-term value inflection points • To advance the development of GelrinC© and its current Phase III pivotal trial to an FDA approval • To identify strategic partners in Europe to commercialize GelrinC© in that territory • Working capital and general corporate purposes 22

Thank you! REGENTIS BIOMATERIALS LTD. 12 Ha’ilan Street Northern Industrial Zone, P.O. Box 260 Or-Akiva 306000, Israel Tel: +972 9 960 1917

Additional Information and Where to Find It

This Investor Presentation is filed by OceanTech Acquisitions I Corp., a Delaware corporation (the “Company” or “OceanTech”), together with R.B. Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of the Company (“Merger Sub”), Aspire Acquisition LLC, the Company’s sponsor (the “Sponsor”), and Regentis Biomaterials Ltd., an Israeli company (“Regentis”) in connection with the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Regentis, with Regentis surviving as a wholly owned subsidiary of the Company (the “Business Combination”) pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. The Investor Presentation is provided for informational purposes only, has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination, and does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Business Combination.

In connection with the Business Combination, OceanTech filed relevant materials with the with the U.S. Securities and Exchange Commission (“SEC”) including a registration statement on Form S-4, as last amended on November 3, 2023, which includes a proxy statement/prospectus (the “Registration Statement”). OceanTech urges its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents contain important information about OceanTech, Regentis and the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the stockholders of OceanTech as of the record date established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Stockholders of OceanTech and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with OceanTech’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the Business Combination because they will contain important information about OceanTech, Regentis and the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: OceanTech Acquisitions I Corp., 515 Madison Avenue, 8th Floor – Suite 8133, New York, New York, 10022 or (929) 412-1272. The information contained on, or that may be accessed through, the websites referenced in this Investor Presentation is not incorporated by reference into, and is not a part of, this Investor Presentation.

No Offer or Solicitation

This Investor Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

OceanTech, Regentis and their respective directors and executive officers may be deemed participants in the solicitation of proxies from OceanTech’s stockholders in connection with the Business Combination. OceanTech’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of OceanTech in OceanTech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to OceanTech’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the proxy statement/prospectus that OceanTech intends to file with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Investor Presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Investor Presentation. To the fullest extent permitted by law under no circumstances will Regentis, OceanTech, Merger Sub, Sponsor or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Investor Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Investor Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Regentis nor OceanTech has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Investor Presentation does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Business Combination. Viewers of this Investor Presentation should each make their own evaluation of OceanTech and Regentis and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Current Report on Investor Presentation contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Business Combination, including Regentis’ ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Business Combination, and OceanTech’s and Regentis’ expectations, plans or forecasts of future events and views as of the date of this Investor Presentation. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of OceanTech or Regentis. In addition, this Investor Presentation includes a summary set of risk factors that may have a material impact on OceanTech, Regentis or the Business Combination, which are not intended to capture all the risks to which OceanTech, Regentis or the Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Business Combination may not be completed by OceanTech’s business combination deadline; (4) the inability to complete the Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of OceanTech or Regentis for the Merger Agreement, to satisfy the minimum net tangible assets and minimum cash at closing requirements, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by OceanTech's stockholders; (6) the inability to obtain or maintain the listing of OceanTech’s common stock on Nasdaq following the Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq's initial listing standards in connection with the consummation of the Business Combination; (7) the effect of the announcement or pendency of the Business Combination on Regentis’ business relationships, operating results, and business generally; (8) risks that the Business Combination disrupts current plans and operations of Regentis; (9) the inability to realize the anticipated benefits of the Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Business Combination; (10) the possibility that OceanTech or Regentis may be adversely affected by other economic or business factors; (11) changes in the markets in which Regentis competes, including but not limited to with respect to its competitive landscape, technology evolution, or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that Regentis may not be able to execute its growth strategies; (14) the risk that Regentis experiences difficulties in managing its growth and expanding operations after the Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Regentis to grow and manage growth economically and hire and retain key employees; (17) risk that Regentis may not be able to develop and maintain effective internal controls; (18) the risk that Regentis may fail to keep pace with rapid technological developments to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new products and services; (20) the risk that Regentis is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to Regentis’ business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; and (26) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the SEC made by OceanTech. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanTech’s Registration Statement, Annual Report on Form 10-K, and Quarterly Reports on Form 10-Q filed with the SEC with respect to the Business Combination, and other documents filed by OceanTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither OceanTech nor Regentis presently know or that OceanTech and Regentis currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. However, while OceanTech and Regentis may elect to update these forward-looking statements at some point in the future, OceanTech and Regentis specifically disclaim any obligation to do so. Neither OceanTech nor Regentis gives any assurance that OceanTech or Regentis, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing OceanTech’s and Regentis’ assessments as of any date subsequent to the date of this Investor Presentation.